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Exhibit 12.1

BRAND INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In thousands except ratio amounts)
Restated

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
EARNINGS:
Pretax income (loss)	$(8,396)	$(11,763)	$(3,133)
Fixed charges	33,740	34,731	45,062

Earnings	25,344	22,968	41,929

FIXED CHARGES:
Interest expense	32,718	33,673	40,803
Interest portion of rental expense	1,022	1,058	1,921
Preferred stock dividends expense	—	—	2,338

Total fixed charges	$33,740	$34,731	$45,062

Ratio of earnings to fixed charges and preferred stock dividends(1)	See footnote (1)	See footnote (1)	See footnote (1)

(1)
For the purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends of subsidiary, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases, amortization of debt issuance costs and accretion of preferred stock dividends of subsidiary. The deficiency of earnings to cover fixed charges for the years ended December 31, 2003, 2004 and 2005, was $8,062, $9,226 and $14,456, respectively.

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BRAND INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES RATIO OF EARNINGS TO FIXED CHARGES CALCULATION (In thousands except ratio amounts) Restated